SembCorp Industries

Rule 12g3-2(b) File No. 825109

03003955

5 February 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

03 FEB 24 AM 7:21

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

Linda Hoon (Ms)
Group Company Secretary

Enclosure

dlw 3/3

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 6356 3119 Fax: (65) 6352 2583 Website: http://www.sembcorp.com.sg

Rule 12g3-2(b) File No. 825109

SEMBCORP INDUSTRIES LTD

SEMBWASTE-SHINMAYWA PARTNERSHIP SECURES AWARD TO INSTALL MOBILE PNEUMATIC WASTE CONVEYANCE SYSTEM IN THREE NEW PROPERTY DEVELOPMENTS

Singapore, February 5, 2003 – A partnership comprising SembWaste and ShinMaywa (Asia) has secured an award worth S$2.2 million to install its proprietary mobile pneumatic waste collection system in three new property projects by City Developments Ltd. One of the projects, the Esparis which is an executive condominium located in Pasir Ris, was successfully launched last year while the other two - The Pier @ Robertson and the Monterey Park Condominium - are expected to be launched in the first quarter of this year.

The mobile pneumatic waste conveyance system is marketed by the SembWaste-ShinMaywa partnership under the trade name Singmatic System. SembWaste, a wholly-owned subsidiary of Singapore's leading environmental services provider SembCorp Environmental Management (SembEnviro) will provide total waste collection services while ShinMaywa (Asia), a subsidiary of Japanese environmental technology solutions company ShinMaywa Industries, will supply and install the system. As part of its total environmental management solutions, SembWaste will also provide recycling services through SembVisy Recycling, another SembEnviro wholly-owned subsidiary.

The Singmatic System, which uses vacuum technology to suck out refuse, was first introduced in Singapore three years ago in a pilot project at the Kim Keat Link HDB estate. It was also recently installed at Compass Heights, a private condominium estate where it provided a first-of-its-kind solution for the storage and collection of refuse from the estate's limited 1.5 metre high service deck which is sandwiched between the bus interchange and the residential development above.

Unlike the conventional system where refuse is stored in bin centres before being collected, in the Singmatic System, refuse is stored in underground tanks linked to a docking station by a network of conveyance pipes which can be built above or below ground to suit site conditions. On collection day, a vacuum truck connects itself to a docking station via a suction pipe. Refuse is sucked out after which the pipe is disconnected and the truck then moves on to the next collection point. Fully automated, the system requires minimal manpower and the whole collection process is completed in a much shorter time compared to the conventional system. The pneumatic trucks are also fitted with automatic sensors to

There are several benefits to using the system. Since the refuse collection is carried out in full enclosure, hygiene problems, that are commonly associated with a manual collection system, such as pests, spillage and foul odours, are eliminated. It is also more efficient as it does away with the need for double handling which occurs when waste is transferred to the bin center prior to collection in the conventional system.

For property developers, installing the Singmatic System would help them save on the development's gross floor area (GFA) since there is no need for a bin center, as in the case of the Compass Heights and the Esparis condominiums. The docking station, which is capable of serving several buildings within a 400 metre radius, can be installed away from high human traffic areas thus making for a safer environment for the residents. Compact and easy to install, the Singmatic System can also be retrofitted into existing refuse chute chambers in existing developments.

Said SembWaste Executive Vice President, Mr Wong Kan Por: "The partnership targets to promote and tailor the Singmatic System to property developments with complex and challenging waste storage and handling requirements. It is an ideal solution for those who desire the highest sanitation standards for their living and working environment."

Mr. Hideo Nonaka, Managing Director ShinMaywa (Asia) said: "ShinMaywa's capability in customising environmental solutions to suit local requirements - such as the introduction of the dust-screw compactor system to HDB developments and the aircraft boarding bridge system of the Changi Airport - would see the Singmatic System being continually enhanced to meet local property development requirements."

Said SembEnviro President and CEO, Ms Loh Wai Kiew: "Seamless and odour-free, the mobile pneumatic waste collection system would provide Singapore with first class refuse collection capability and service standards. Our partnership with ShinMaywa marks the beginning of an Asian collaboration addressing an Asian market."

Mr. Kaneki Tadashi, Director ShinMaya Industries added: "ShinMaywa's dedication to shaping the living environment of the future will be reinforced, through this partnership, to bring value-added proposition to our customers, both in the public and private sectors."

First invented in Sweden, pneumatic waste collection was later modified in Japan to handle Asian waste which is typically higher in density. To date, there are 60 such installations in Japan since it was first introduced in the country in 1989. Singapore is the first Asian city outside Japan to adopt the System.

The award to install the mobile pneumatic waste conveyance system is not expected to have a significant impact on the earnings per share ~~of SembCorp Industries.~~

SembEnviro is the largest environmental services company in Singapore, offering total integrated environmental management solutions including collection and post-collection of waste, recycling and recovery, waste-to-energy, industrial and street cleansing, environmental consultancy and technology, conversion technologies and biological treatment services. It owns a strategic stake in SITA Environmental Solutions, the second largest waste management company in Australia with operations in Sydney, Perth, Brisbane, Adelaide and Melbourne.

ShinMaywa (Asia) Pte Ltd is a subsidiary of ShinMaywa Industries Ltd headquartered in Hyogo, Japan. Established in 1949, ShinMaywa Industries operates four business divisions mainly industrial machinery systems, aircraft, special purpose trucks and environmental systems. The Environmental Systems Division is the key division, providing municipal and urban waste solutions for the Japanese and overseas markets.

For media enquiries:

Rachel Cheah (Ms)
Executive
Group Corporate Relations
DID: (65) 6357 9154
Fax: (65) 6352 2163
Email: rachel.cheah@sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 05/02/2003 to the SGX